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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Q Comm International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74727M306

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 6 Pages

13G
CUSIP No. 74727M306

1.	Name of Reporting Person: William K. Jurika		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares.

6.	Shared Voting Power:
921,050 shares. These shares include 349,680 shares issuable upon the exercise of warrants held by a trust, the trustees of which are the Reporting Person and his spouse, Michelle Jurika (the "Trust"), 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust. These shares also include 208,200 shares held by a limited partnership (the "LP") of which the Trust holds a limited partnership interest. The Reporting Person is the managing member of the general partner of the LP.

		7.	Sole Dispositive Power: 0 shares.

8.	Shared Dispositive Power:
921,050 shares. These shares include 349,680 shares issuable upon the exercise of warrants held by the Trust, 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust. These shares also include 208,200 shares held by the LP.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 921,050 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.6%

12.	Type of Reporting Person: IN

Page 2 of 6 Pages

13G
CUSIP No. 74727M306

1.	Name of Reporting Person: Michelle Jurika		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares.

6.	Shared Voting Power:
712,850 shares. These shares include 349,680 shares issuable upon the exercise of warrants held by the Trust, 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust.

		7.	Sole Dispositive Power: 0 shares.

8.	Shared Dispositive Power:
712,850 shares. These shares include 349,680 shares issuable upon the exercise of warrants held by the Trust, 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 712,850 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.4%

12.	Type of Reporting Person: IN

Page 3 of 6 Pages

William K. Jurika and Michelle Jurika hereby amend the joint statement Schedule 13G filed with the Securities and Exchange Commission with respect to certain securities of Q Comm International, Inc., as follows:

Item 1.

(a)	Name of Issuer:

Q Comm International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

510 East Technology Avenue, Building C Orem, Utah 84097

Item 2.

(a)	Name of Person(s) Filing:

William T. Jurika and Michelle Jurika, individually and as trustees of the Jurika Family Trust U/A 1989.

(b)	Address of Principal Business Office or, if none, Residence:

2030 Franklin Street, Suite 210 Oakland, CA 94612

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

74727M306

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4.	Ownership

(a)	Amount beneficially owned:	William K. Jurika, 921,050 shares
Michelle Jurika, 712,850 shares

(b)	Percent of class:	William K. Jurika, 18.6%
Michelle Jurika, 14.4%

Page 4 of 6 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares.

(ii)	Shared power to vote or direct the vote: William K. Jurika and Michelle Jurika have the shared power to vote 712,850 shares. These shares include 349,680 shares issuable upon the exercise of warrants held by the Trust, 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust. William K. Jurika has the shared power to vote an additional 208,200 shares held by the LP.

(iii)	Sole power to dispose of or to direct the disposition of: 0 shares.

(iv)	Shared power to dispose of or to direct the disposition of: William K. Jurika and Michelle Jurika have the shared power to dispose of 712,850 shares. These shares include 349,680 shares issuable upon the exercise of warrants held by the Trust, 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust. William K. Jurika has the shared power to dispose of an additional 208,200 shares held by the LP.

Item 5.	Ownership of Five Percent or Less of a Class

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

          As trustees of the Trust, each of the Reporting Persons has the shared right to direct the voting and disposition of the 349,680 shares issuable upon the exercise of warrants held by the Trust, 15,000 shares issuable upon the exercise of options held by the Trust, and 348,170 shares held by the Trust. As the managing member of the general partner of the LP, William K. Jurika has the shared right to direct the voting and disposition of the 208,200 shares held by the LP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N.A.

Item 8.	Identification and Classification of Members of the Group

N.A.

Item 9.	Notice of Dissolution of Group

N.A.

Page 5 of 6 Pages

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2004

	/s/	William K. Jurika

William K. Jurika, Individually and as trustee of the Jurika Family Trust U/A 1989

	/s/	Michelle Jurika

Michelle Jurika, Individually and as trustee of the Jurika Family Trust U/A 1989

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001.)

Page 6 of 6 Pages